UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/ME nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

January 2, 2023

DATE, TIME AND PLACE: On 02.01.2023, at 10 a.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To take resolution about the election of news Officers without specific designation.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously approved the election, for a complementary term of office entering in force until the investiture of the elected persons at the first Board of Directors’ Meeting being held after the 2023 Ordinary Shareholders’ Meeting, the following persons, as Officers without specific designation, all with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP:

(i)	Mr. Daniel Mendonça Pareto, Brazilian, married, lawyer, enrolled at OAB/RJ 113.062 and enrolled at CPF/ME under nº 043.546.967-38;
(ii)	Mr. Paulo Fernando Alves Lima, Brazilian, married, banker, bearer of the identity card RG nº 20.890.231 SSP-SP and enrolled at CPF/ME under nº 820.012.940-34,
(iii)	Mrs. Ana Paula Neves Granieri Domenici, Brazilian, married, economist, bearer of the identity card RG nº 18.601.054-0 SSP/SP and enrolled at CPF/ME under nº 266.250.488-95;
(iv)	Mrs. Flávia Davoli, Brazilian, divorced, computer scientist, bearer of the identity card RG n.º 28000091 SSP/SP and enrolled at CPF/ME under nº 250.810.328-40; and
(v)	Mr. Richard Flavio Da Silva, Brazilian, married, banker, bearer of the identity card RG nº 25953760-3 SSP/SP and enrolled at CPF/ME under nº 262.122.578-09.

It remains recorded in the minutes that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, January 2, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 2, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer